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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AAC HOLDINGS, INC.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

200 Powell Place

(Address of Principal Executive Office (Street and Number))

Brentwood, Tennessee 37027

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AAC Holdings, Inc. (the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the second quarter ended June 30, 2019 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense for the following reasons:

As previously disclosed, the Company has been focused on operational improvements and running a strategic transaction process through Cantor Fitzgerald & Co. (“Cantor”) to raise capital through sales of real estate and other assets through recapitalization and refinancing transactions, in order to improve its financial position and liquidity. Through the Cantor process, the Company is engaged in discussions with numerous private equity funds, real estate investors and other third parties that have expressed interest in investing in the Company, its real estate and/or other assets.

The Company expects to report sequential improvements in revenue and adjusted EBITDA for the quarter ended June 30, 2019 and is engaged in discussions with numerous interested capital sources, as described in more detail in the Current Report on Form 8-K and press release filed and furnished concurrently with this Form 12b-25. (Adjusted EBITDA is a non-GAAP financial measure and a table reconciling this non-GAAP measure to the most directly comparable GAAP measure will be provided with the Company’s reports on results of operations for Q2 2019.) The Company is also finalizing its goodwill analysis for purposes of its quarterly report.

The Company’s management has been, and continues to be, focused on ensuring compliance with the Company’s Credit Agreement, dated March 8, 2019, with Credit Suisse AG, as administrative agent and collateral agent, and the lenders party thereto (the “2019 Credit Facility”), and the Company’s Amendment and Waiver No. 1 to Credit Agreement, dated March 8, 2019, by and among the Company, Credit Suisse AG, as administrative agent and collateral agent, the required lenders party thereto and the other loan parties party thereto which amended that certain Credit Agreement, dated June 30, 2017, as previously amended, by and among the Company, Credit Suisse AG, as administrative agent and collateral agent, and the lenders party thereto (collectively, the “2017 Credit Facility” and, together with the 2019 Credit Facility, the “Credit Facilities”). Certain events of default have occurred under the Credit Facilities. The Company’s management is currently engaged in discussions with its lenders regarding entrance into one or more amendments to the Credit Facilities, forbearance agreements or both, which would address the Company’s current liquidity, compliance with covenants and obligations and its strategic transaction process, among other matters.

Because these efforts have required a significant amount of management’s time and attention that would otherwise be devoted to the preparation of the Form 10-Q and because the Company believes that any amendments to the Credit Facilities, any forbearance agreements or both could materially affect the financial information and operational results presented in the Form 10-Q, the Company is unable to file the Form 10-Q within the prescribed period of time without unreasonable effort or expense. The Company currently expects to file the Form 10-Q within the extension period of 5 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are made only as of the date of this Form 12b-25. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “may,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements may include information concerning the Company’s possible or assumed future results of operations, including descriptions of the Company’s revenue, profitability, outlook and overall business strategy. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from the information contained in the forward-looking statements. These risks, uncertainties and other factors include, without limitation: (i) the Company’s inability to effectively operate its facilities; (ii) the Company’s reliance on its sales and marketing program to continuously attract and enroll clients; (iii) a reduction in reimbursement rates by certain third-party payors for inpatient and outpatient services and point-of-care and definitive lab testing; (iv) the Company’s failure to successfully achieve growth through acquisitions and de novo projects; (v) risks associated with estimates of the value of accounts receivable or deterioration in collectability of accounts receivable; (vi) a failure to achieve anticipated financial results from contemplated and prior acquisitions; (vii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of an acquisition; (viii) the Company’s failure to achieve anticipated financial results from contemplated and prior acquisitions; (ix) a disruption in the Company’s ability to perform diagnostic laboratory services; (x) maintaining compliance with applicable regulatory authorities, licensure and permits to operate the Company’s facilities and laboratories; (xi) a disruption in the Company’s business and reputational and economic risks associated with the civil securities claims brought by stockholders or claims by various parties; (xii) inability to meet the covenants in the Company’s loan documents or lack of borrowing capacity including the Company’s inability to enter into forbearance agreements and amendments with its lenders with respect to certain events of default; (xiii) any ability to successful raise capital to meet the Company’s liquidity needs; and (xiv) general economic conditions, as well as other risks discussed in the “Risk Factors” section of the Company’s most recently filed Annual Report on Form 10-K and other filings with the SEC. As a result of these factors, the Company cannot provide assurance that the forward-looking statements in this Form 12b-25 will prove to be accurate. Investors should not place undue reliance upon forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew W. McWilliams	615	732-1385
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AAC HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2019	By:	/s/ Andrew W. McWilliams
Andrew W. McWilliams
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).